UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

VOCUS, INC.

(Name of Subject Company)

VOCUS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92858J108

(CUSIP Number of Class of Securities)

Stephen A. Vintz

Executive Vice President and Chief Financial Officer

Vocus, Inc.

12051 Indian Creek Court

Beltsville, Maryland 20705

(301) 459-2590

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Margaret A. Brown

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Vocus, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 18, 2014 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by GTCR Valor Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of GTCR Valor Companies, Inc. (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, including the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value, of the Company (collectively, the “Shares”), at a purchase price of $18.00 per Share, net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2014, and the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, each of which is attached to the Schedule TO filed by Parent and Purchaser with the SEC on April 18, 2014.

Except as set forth below, the information set forth in the Schedule 14D-9, as heretofore amended, remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following paragraph immediately after the paragraph that was inserted pursuant to Amendment No. 1 to the Schedule 14D-9 filed by the Company with the SEC on April 30, 2014, in the section entitled “Item 8. Additional Information — Litigation Related to the Offer”:

On May 7, 2014, counsel for the plaintiffs and counsel for the defendants in the Delaware action participated in a teleconference before the Hon. J. Travis Laster in the Delaware Court of Chancery. Counsel presented arguments with respect to a motion brought by the plaintiffs for expedited discovery proceedings. Vice Chancellor Laster granted limited expedited discovery and scheduled a preliminary injunction hearing for May 15, 2014.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

VOCUS, INC.

By:	/s/ Stephen A. Vintz
Name:	Stephen A. Vintz
Title:	Executive Vice President and Chief Financial Officer

Dated: May 9, 2014